MARATHON BANCORP, INC.
500 Scott Street
Wausau, Wisconsin 54403

February 7, 2025

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Marathon Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-283805)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Marathon Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to February 11, 2025 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Benjamin Azoff of Luse Gorman, PC at (202) 274-2010 if you have any questions concerning this matter.

Very Truly Yours,

/s/ Nicholas W. Zillges
Nicholas W. Zillges
President and Chief Executive Officer